UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

001-41083
333-255518-01
(Commission File Number)

TELESAT CORPORATION
TELESAT PARTNERSHIP LP

(Translation of registrant’s name into English)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Investor Presentation

Telesat Corporation and Telesat Partnership LP hereby furnish an investor presentation, which is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein. The investor presentation has been made available on Telesat Corporation’s website at Telesat.com/investor-relations/.

Exhibit Index

No.	Description

99.1	Investor Presentation of Telesat Corporation dated December 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CORPORATION TELESAT PARTNERSHIP LP, by its general partner TELESAT CORPORATION (Registrant)

December 7, 2021	By:	/s/ Christopher DiFrancesco
	Name:	Christopher DiFrancesco
	Title:	Vice President, General Counsel and Secretary